FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56
NIRE 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 2, 2009

1. DATE, TIME AND PLACE: The meeting was held on October 2, 2009, at 10 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call notice was duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4. AGENDA: (i) Capital increase upon issuance of Class A preferred shares, in compliance with the Company’s Stock Option Plans, observing the limit of authorized capital; (ii) Ratification of the number of Class A and Class B preferred shares, in view of the conversion of 32% of all Class B preferred shares issued, as approved by the Extraordinary General Meeting held on July 6, 2009; and (iii) Approval of the execution of the Purchase and Sale Agreement of Quotas of API SPE 06 – Planejamento e Desenvolvimento Imobiliários Ltda.

5. RESOLUTIONS: After the meeting was called to order, the Board members examined the Agenda and resolved by majority vote:

5.1 As a result of the exercise of stock options, Series 9, 10, Series A1 Silver and Series A2 Silver and Gold, pursuant to the Company’s Stock Option Plans (“Plan”), approved at the General Meetings held on April 28, 1997 and December 20, 2006, to approve, observing the limit of the Company’s authorized capital, as per Article 6 of the Company’s Bylaws, the Company’s capital stock increase in the total amount of ten million, three hundred thirty-eight thousand, four hundred thirty-two reais and sixty-three centavos (R$10,338,432.63), issuing three hundred thirty-three thousand, seven hundred ninety-two (333,792) Class A preferred shares: (i) eleven thousand (11,000) Class A preferred shares, at the issue price of twenty-nine reais, sixty-two centavos (R$29.62) per share, determined according to the Plan, amounting to three hundred twenty-five thousand, eight hundred and twenty reais (R$325,820.00), related to the option exercise of Series 9; (ii) two hundred twenty-two thousand, six hundred seventy-five (222,675) Class A preferred shares, at the issue price of thirty-eight reais, fifty-four centavos (R$38.54) per share, determined according to the Plan, amounting to eight million, five hundred eighty-one reais, eight hundred ninety-four thousand reais and fifty centavos (R$8,581,894.50), related to the option exercise of Series 10; (iii) one thousand five hundred (1,500) Class A preferred shares, at the issue price of twenty-four reais, sixty-three centavos (R$24.63) per share, determined according to the Plan, amounting to thirty-six thousand nine hundred forty-five reais (R$36,945.00), related to the exercise of Series A1 Silver; (iv) fifty-one thousand, seven hundred thirty-eight (51,738) Class A preferred shares, at the issue price of twenty-six reais, ninety-three centavos (R$26.93) per share, determined according to the Plan, amounting to one million, three hundred ninety-three thousand, three hundred and four reais and thirty-four centavos (R$1,393,304.34), related to the exercise of Series A2 Silver; and (v) forty-six thousand, eight hundred seventy-nine (46,879) Class A preferred shares, at the issue price of one centavo (R$0.01) per share, determined according to the Plan, amounting to four hundred sixty-eight reais and seventy-nine centavos (R$468.79), related to the exercise of Series A2 Gold. The Class A preferred shares issued herein will have the same characteristics and conditions, as well as they will enjoy the same rights and advantages of current Class A preferred shares, in accordance with the Company’s Bylaws. As of this date, Class A preferred shares then issued will be entitled to any dividend to be declared and distributed by the Company.

5.2. In view of (a) the conversion of five million, three hundred and fifteen thousand, two hundred twenty-seven (5,315,227) Class B preferred shares into the same amount of Class A preferred shares, as approved by the Extraordinary General Meeting held on July 6, 2009 and the Extraordinary General Meeting held on September 21, 2009; and (b) the capital increase and issuance of new Class A preferred shares, pursuant to item 5.1 above, to ratify the Company’s capital stock of five billion, three hundred seventy-four million, seven hundred fifty thousand, six hundred forty-eight reais and eighteen centavos (5,374,750,648.18) fully paid-up and divided into two hundred fifty-four million, eight hundred fifty-one thousand, nine hundred eighty-eight (254,851,988) non-par shares, of which ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one (99,679,851) are common shares, one hundred forty-three million, eight hundred seventy-eight thousand, three hundred and eighteen (143,878,318) are Class A preferred shares, and eleven million, two hundred ninety-three thousand, eight hundred and nineteen (11,293,819) are Class B preferred shares.

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5.3. To approve the execution of the Purchase and Sale Agreement of Quotas of API SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda. (“SPE”), a specific purpose entity and legitimate owner of two properties located in the city of Cuiabá, state of Mato Grosso, registered under no. 47.111 and no. 91.223 with the 6th Notarial Service and Property Registry of the Third Real Estate District of the City of Cuiabá, between its subsidiary Sé Supermercados Ltda. (“Sé”) and Abyara Planejamento Imobiliário S.A., by means of which Sé, upon verification of certain preceding conditions, will acquire all quotas of SPE in the total amount of sixteen million reais (R$16,000,000.00), which shall be paid by the end of the current year. Board members hereby authorize the management to perform all acts that may be deemed necessary to complete the operation.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, October 2, 2009. Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean Charles Naori, Hakim Laurent Aouani, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira. Gust: Samuel Elia.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues
Secretary of the Board

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 9, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.